

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2024

Jeff Cote
Chief Executive Officer and President
Sensata Technologies Holding plc
529 Pleasant Street
Attleboro, MA 02703

> **Re: Sensata Technologies Holding plc**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 13, 2023**
> **File No. 001-34652**

Dear Jeff Cote:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed April 13, 2023

Pay Versus Performance, page 50

1. We note that you have included Adjusted Earnings Per Share, a non-GAAP measure, as your Company-Selected Measure pursuant to Regulation S-K Item 402(v)(2)(vi). Please provide disclosure showing how this number is calculated from your audited financial statements, as required by Regulation S-K Item 402(v)(2)(v). If the disclosure appears in a different part of the definitive proxy statement, including an appendix, you may satisfy the disclosure requirement by a cross-reference thereto; however, incorporation by reference to a separate filing will not satisfy this disclosure requirement. In this regard, we note your footnote (5) reference to pages 32 - 35 of the proxy statement, but are unable to locate disclosure showing how this number is calculated from your audited financial statements on these pages.

2.　We note your disclosure in footnotes (1) - (3) showing the calculation of compensation actually paid to your PEOs and non-PEO named executive officers. It appears that you have aggregated the individual equity calculations that you are required to show separately. Please ensure that your disclosure regarding the calculation of compensation actually paid shows each of the numerical amounts deducted and added pursuant to Regulation S-K Item 402(v)(2)(iii). See Regulation S-K Item 402(v)(3). For guidance, refer to Regulation S-K Compliance and Disclosure Interpretations Questions 128D.03 and 128D.04.

3.　Although we note your disclosure that, "there is not always a clear direct correlation between a metric's performance in a given year and the effect it had on CAP," it appears that you have not provided the relationship disclosures required by Regulation S-K Item 402(v)(5) relating to total shareholder return and net income. Please ensure that you have provided this required disclosure in its entirety. Although you may provide this information graphically, narratively, or a combination of the two, this disclosure must be separate from the pay versus performance table required by Regulation S-K Item 402(v)(1) and must provide a clear description of each separate relationship indicated in Regulation S-K Item 402(v)(5)(i)-(iv). Please note, it is not sufficient to state that the relationship is unclear or that no relationship exists, even if a particular measure is not used in setting compensation.

4.　Refer to the graphical disclosure under the headings "Long-term Incentive Pay" and "Short-term Incentive Pay." It is not clear what is meant by the term "indirect" under each graph, particularly since the graphs represent empirical data regarding actual results. In addition, it appears that you have already included disclosure explaining why you believe that these relationships are indirect. Please ensure that the disclosure you provide pursuant to Regulation S-K Item 402(v)(5) represents a clear description of the relevant relationships.

　Please contact Eric Envall at 202-551-3234 or Amanda Ravitz at 202-551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program